Shareholder meeting

The fund held its Annual Meeting of Shareholders on February 3, 2016. The following proposal was considered by the shareholders:

Proposal: Election of thirteen (13) Trustees to serve for a three-year term ending at the 2019 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes for the nominee	Total votes withheld from the nominee
Independent Trustees
Charles L. Bardelis	8,866,466.559	1,106,289.269
Peter S. Burgess	8,859,314.498	1,113,441.330
William H. Cunningham	8,858,174.768	1,114,581.060
Grace K. Fey	8,831,073.213	1,141,682.615
Theron S. Hoffman	8,855,806.213	1,116,949.615
Deborah C. Jackson	8,830,537.943	1,142,217.885
Hassell H. McClellan	8,857,956.498	1,114,799.330
James M. Oates	8,856,046.289	1,116,709.539
Steven R. Pruchansky	8,845,013.559	1,127,742.269
Gregory A. Russo	8,873,212.004	1,099,543,824
Non-Independent Trustee
James R. Boyle	8,861,055.559	1,111,700.269
Craig Bromley	8,864,243.768	1,108,512.060
Warren A. Thomson	8,858,389.734	1,114,366.094